1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2023 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	March 1, 2023	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Adjustment to Cash Dividend Per Share

TSMC Board of Directors on November 8, 2022 approved to distribute NT$71,308,546,260 as cash dividend (NT$2.75 per common share) for the third quarter of 2022, and the dividend will be paid on April 13, 2023.  As a result of the reclaiming unvested 2021 restricted stock awards and the issuance of 2022 restricted stock awards during the period between the day the Company's board approved said dividend distribution, and the record date of the distribution, the number of common shares outstanding has changed slightly, resulting in a miniscule difference in the per-share dividends from the per-share amount approved by the Company's board.  The cash dividend for the third quarter of 2022 is hereby adjusted to NT$2.74982072 per common share